SPECTRUM BRANDS, INC.

3001 Deming Way

Middleton, Wisconsin 53562

January 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4

(File No. 333-207068)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Spectrum Brands, Inc., a Delaware corporation (the “Company”) and certain of the Company’s affiliates (together with the Company, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to January 7, 2016 at 10:00 a.m. Eastern time or as soon thereafter as may be practicable.

Each of the Registrants hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws of the United States as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo or Evan J. Cappelli of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309 or (212) 373-3375, respectively.

Sincerely,

Spectrum Brands, Inc.

AA Group (U.S.) – A LLC

AA Group (U.S.) – B LLC

Applica Mexico Holdings, Inc.

Armored Autogroup Inc.

Armored Autogroup Sales Inc.

National Manufacturing Mexico A LLC

National Manufacturing Mexico B LLC

National Openings, LLC

ROV Holding, Inc.

ROV International Holdings LLC

Salix Animal Health, LLC

SB/RH Holdings, LLC

Schultz Company

STP Products Manufacturing Company

The Armor All/STP Products Company

United Industries Corporation

By:	/s/ Nathan E. Fagre
Name:	Nathan E. Fagre
Title:	Senior Vice President, Vice President, Corporate Secretary, Secretary and/or Assistant Secretary of the Registrants, as applicable.

cc:	Raphael M. Russo, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP